Exhibit 99.2

Olink Holding AB (publ) announces pricing of public offering of American Depositary Shares

Uppsala, Sweden – January 18, 2023 – Olink Holding AB (publ) (Nasdaq: OLK) (“Olink” or the “Company”), today announced the pricing of a public offering of 5,831,028 American Depositary Shares, each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”), at a price to the public of $20.00 per ADS. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 874,654 ADSs from the Company. The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering is expected to close on or about January 23, 2023, subject to the satisfaction of customary closing conditions.

Goldman Sachs Bank Europe SE and J.P. Morgan Securities LLC are acting as lead book-running managers for the offering. SVB Securities LLC and Canaccord Genuity LLC are acting as joint book-running managers for the offering.

A shelf registration statement relating to these securities was declared automatically effective by the Securities and Exchange Commission on January 18, 2023. The offering was made only by means of a prospectus supplement and accompanying base prospectus. When available, copies of the final prospectus relating to the offering may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526 or by emailing Prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone 1-866-803-9204 or by emailing prospectus-eq_fi@jpmchase.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that state or jurisdiction.

About Olink

Olink Holding AB (publ) (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the completion of the offering and the satisfaction of customary closing conditions. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs as of the date hereof and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, the ability to complete the offering, market and other conditions, the satisfaction of customary closing conditions related to the offering, and other risks identified in the section entitled “Risk Factors” in Olink’s Registration Statement on Form F-3ASR and its Annual Report on 20-F filed with the U.S. Securities and Exchange Commission (SEC) and in the other filings, reports, and documents Olink files with the SEC from time to time. Olink expressly disclaims any obligation to update any forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

For more information, please contact:

Investor contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

Jan.medina@olink.com

Media contact

Andrea Prander

Corporate Communications Manager

Mobile: +46 768 775 275

Andrea.pander@olink.com

DISCLAIMER

This press release does not, and shall not, in any circumstances constitute a public offering nor an invitation to solicit the interest of the public in Sweden or in any other jurisdiction in the European Economic Area (the “EEA”). The distribution of this document may, in certain jurisdictions, be restricted by local legislation. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions. This press release is not an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”).

With respect to the member states of the EEA, including Sweden, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member state. As a result, the securities may not and will not be offered in any relevant member state except in accordance with the exemptions set forth in Article 1(4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member state.

Solely for the purposes of the product governance requirements contained within: (a) Regulation (EU) No 600/2014 as it forms part of domestic U.K. law by virtue of the European Union Withdrawal Act (“EUWA”) (“U.K. MiFIR”); and (b) the FCA Handbook Product Intervention and Product Governance Sourcebook (together, the “U.K. MiFIR Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the U.K. MiFIR Product Governance Requirements) may otherwise have with respect thereto, the shares have been subject to a product approval process, which has determined that the shares are: (i) compatible with an end target market of retail clients as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA, professional clients as defined in U.K. MiFIR, and eligible counterparties as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”); and (ii) eligible for distribution through all distribution channels as are permitted by U.K. MiFIR (the “U.K. Target Market Assessment”). Notwithstanding the U.K. Target Market Assessment, distributors should note that: the price of the shares may decline and investors could lose all or part of their investment; the shares offer no guaranteed income and no capital protection; and an investment in the shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The U.K. Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Offering. Furthermore, it is noted that, notwithstanding the U.K. Target Market Assessment, the Managers will only procure investors who meet the criteria of professional clients and eligible counterparties in the United Kingdom.

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended ("MiFID II"); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the "MiFID II Product Governance Requirements"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the securities that are the subject of the offering have been subject to a product approval process, which has determined that the securities are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the "Target Market Assessment"). Notwithstanding the Target Market Assessment, distributors should note that: the price of the securities may decline and investors could lose all or part of their investment; the securities offer no guaranteed income and no capital protection; and an investment in the securities is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the offering. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the underwriters will only procure investors who meet the criteria of professional clients or eligible counterparties.

For the avoidance of doubt, the U.K. Target Market Assessment and the Target Market Assessment do not constitute: (a) an assessment of suitability or appropriateness for the purposes of U.K. MiFIR or MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to, the securities.

Each distributor is responsible for undertaking its own target market assessment in respect of the securities and determining appropriate distribution channels.